Exhibit 99.1

Home Bancorp Announces Third Quarter 2017 Results And Declares Quarterly Dividend

LAFAYETTE, La., Oct. 24, 2017 /PRNewswire/ -- Home Bancorp, Inc. (Nasdaq: "HBCP") (the "Company"), the parent company for Home Bank, N.A. (the "Bank") (www.home24bank.com), reported results for the third quarter of 2017. Net income for the third quarter of 2017 was $4.1 million, or $0.56 per diluted common share ("EPS"), compared to $4.5 million, or $0.62 EPS for the second quarter of 2017, and $4.4 million, or $0.61 EPS for the third quarter of 2016.

"Our previously announced merger with St. Martin Bank is proceeding as planned," stated John W. Bordelon, President and Chief Executive Officer of the Company and the Bank, "We are pleased to report all regulatory approvals or non-objections have been received to proceed with the merger. Our teams are fully committed to ensuring our customers benefit significantly from our partnership."

The Company also announced that its Board of Directors declared a cash dividend of $0.14 per share payable on November 17, 2017, to shareholders of record as of November 6, 2017.

Acquisition of St. Martin Bancshares, Inc.

As previously disclosed on August 23, 2017, the Company entered into a definitive agreement to merge with St. Martin Bancshares, Inc. ("St. Martin Bancshares"), the holding company of the 83-year-old St. Martin Bank & Trust Company ("St. Martin Bank"). Under the terms of the agreement, St. Martin Bancshares will be merged with and into Home Bancorp (the "Merger"), and St. Martin Bank will be merged with and into Home Bank. Upon consummation of the Merger, shareholders of St. Martin Bancshares will receive 9.2839 shares of Home Bancorp common stock for each share of St. Martin Bancshares common stock (the "Stock Consideration"). In addition, immediately prior to the closing of the Merger, St. Martin Bancshares will pay a special cash distribution of $94.00 per share to its shareholders (the "Special Distribution").

The Merger, which is expected to be completed in the fourth quarter of 2017 or first quarter of 2018, remains subject to approval by the shareholders of the Company and St. Martin Bancshares, Inc., regulatory agencies and the satisfaction of all other customary conditions. Upon completion of the Merger, the combined company will have total assets of approximately $2.2 billion, $1.7 billion in loans and $1.8 billion in deposits.

Loans and Credit Quality

Loans totaled $1.2 billion at September 30, 2017, an increase of $8.6 million, or 1%, from June 30, 2017, and a decrease of $6.0 million from September 30, 2016. The increase in loans during the third quarter of 2017 related primarily to commercial real estate loans (up $11.0 million) and construction and land loans (up $5.3 million), which were partially offset by decreases in residential mortgages (down $4.1 million) and commercial and industrial loans (down $3.1 million).

The following table sets forth the composition of the Company's loan portfolio as of the dates indicated.

	September 30,	December 31,	Increase/(Decrease)
(dollars in thousands)	2017	2016	Amount	Percent
Real estate loans:
One- to four-family first mortgage	$333,642	$341,883	$(8,241)	(2)%
Home equity loans and lines	90,124	88,821	1,303	1
Commercial real estate	465,552	427,515	38,037	9
Construction and land	124,554	141,167	(16,613)	(12)
Multi-family residential	46,132	46,369	(237)	(1)
Total real estate loans	1,060,004	1,045,755	14,249	1
Other loans:
Commercial and industrial	128,784	139,810	(11,026)	(8)
Consumer	38,605	42,268	(3,663)	(9)
Total other loans	167,389	182,078	(14,689)	(8)
Total loans	$1,227,393	$1,227,833	$(440)	-%

Nonperforming assets ("NPAs"), excluding purchased credit impaired loans, totaled $18.2 million at September 30, 2017, an increase of $1.7 million, or 10%, compared to June 30, 2017 and a decrease of $3.0 million, or 14%, compared to September 30, 2016. The increase in nonperforming assets during the third quarter of 2017 compared to the second quarter of 2017 was primarily related to one loan relationship totaling $2.4 million. The ratio of total NPAs to total assets was 1.14% at September 30, 2017, compared to 1.05% at June 30, 2017 and 1.37% at September 30, 2016.

The Company recorded net loan charge-offs of $246,000 during the third quarter of 2017, compared to net loan charge-offs of $58,000 and $54,000 for the second quarter of 2017 and third quarter of 2016, respectively. The Company's provision for loan losses for the third quarter of 2017 was $660,000, compared to $150,000 for the second quarter of 2017 and $800,000 for the third quarter of 2016. The increase in provision for loan losses for the third quarter of 2017 compared to the second quarter of 2017 resulted primarily from organic loan growth and some deterioration in the loan portfolio with indirect exposure to the energy sector.

The ratio of the allowance for loan losses to total loans was 1.09% at September 30, 2017, compared to 1.07% and 0.99% at June 30, 2017 and September 30, 2016, respectively. Excluding acquired loans, the ratio of the allowance for loan losses to total loans was 1.40% at September 30, 2017, compared to 1.40% and 1.36% at June 30, 2017 and September 30, 2016, respectively.

Direct Energy Exposure

The outstanding balance of direct loans to borrowers in the energy sector totaled $32.5 million, or 3% of total outstanding loans, at September 30, 2017, compared to $33.4 million and $34.8 million at June 30, 2017 and September 30, 2016, respectively. Unfunded loan commitments to customers in the energy sector totaled $5.0 million at September 30, 2017, compared to $5.0 million and $8.4 million at June 30, 2017 and September 30, 2016, respectively. At September 30, 2017, loans constituting 95% of the balance of our direct energy-related loans were performing in accordance with their original loan agreements. The remaining 5%, or $1.6 million, have been restructured and were paying in accordance with their restructured terms as of September 30, 2017. The Company holds no shared national credits.

The allowance for loan losses attributable to direct energy-related loans totaled 3.32% of the outstanding balance of energy-related loans at September 30, 2017, compared to 3.39% and 3.29% at June 30, 2017 and September 30, 2016, respectively.

Investment Securities Portfolio

The Company's investment securities portfolio totaled $215.3 million at September 30, 2017, an increase of $4.7 million, or 2%, from June 30, 2017, and an increase of $30.8 million, or 17%, from September 30, 2016.

At September 30, 2017, the Company had a net unrealized gain position on its investment securities portfolio of $121,000, compared to net unrealized gains of $181,000 and $2.5 million at June 30, 2017 and September 30, 2016, respectively. The Company's investment securities portfolio had a modified duration of 3.1 years at September 30, 2017, compared to 3.0 years at June 30, 2017 and September 30, 2016.

Deposits

Total deposits were $1.3 billion at September 30, 2017, an increase of $10.5 million, or 1%, from June 30, 2017, and an increase of $98.9 million, or 8%, from September 30, 2016. The increase in deposits during the third quarter of 2017 related primarily to core deposits (i.e., checking, savings and money market accounts) which increased $14.9 million, or 1%, from June 30, 2017 and $67.6 million, or 7%, from September 30, 2016.

The following table sets forth the composition of the Company's deposits as of the dates indicated.

	September 30,	December31,	Increase / (Decrease)
(dollars in thousands)	2017	2016	Amount	Percent
Demand deposits	$272,477	$296,519	$(24,042)	(8)%
Savings	108,318	109,414	(1,096)	(1)
Money market	267,777	264,784	2,993	1
NOW	375,999	305,092	70,907	23
Certificates of deposit	295,142	272,263	22,879	8
Total deposits	$1,319,713	$1,248,072	$71,641	6%

Net Interest Income

Net interest income for the third quarter of 2017 totaled $16.0 million, an increase of $59,000 compared to the second quarter of 2017, and an increase of $417,000, or 3%, compared to the third quarter of 2016. The increase in net interest income in the third quarter of 2017 compared to the third quarter of 2016 was due primarily to higher loan yields, a $268,000 increase in accretion income on acquired loans and higher yields on investment securities.

The Company's net interest margin was 4.29% for the third quarter of 2017, six basis points lower than the second quarter of 2017 and three basis points lower than the third quarter of 2016. The decrease in the net interest margin in the third quarter of 2017 compared to the second quarter of 2017 was primarily due to higher funding costs.

The following table sets forth the Company's average volume and rate of its interest-earning assets and interest-bearing liabilities for the periods indicated. Taxable equivalent ("TE") yields on investment securities are calculated using a marginal tax rate of 35%.

	For the Three Months Ended
	September 30, 2017		June 30, 2017		September 30, 2016
(dollars in thousands)	Average Balance	Average Yield/Rate	Average Balance	Average Yield/Rate	Average Balance	Average Yield/Rate
Interest-earning assets:
Loans receivable
Originated loans	$917,056	5.04%	$908,958	5.03%	$856,706	4.98%
Acquired loans	298,929	6.05	313,367	5.93	369,841	5.39
Total loans receivable	1,215,985	5.29	1,222,325	5.26	1,226,547	5.11
Investment securities (TE)	212,817	2.29	205,575	2.33	184,249	2.13
Other interest-earning assets	44,941	1.72	32,744	1.43	15,410	1.78
Total interest-earning assets	$1,473,743	4.75%	$1,460,644	4.76%	$1,426,206	4.69%

Interest-bearing liabilities:
Deposits:
Savings, checking, and money market	$726,995	0.37%	$695,828	0.28%	$666,585	0.23%
Certificates of deposit	297,168	0.95	290,032	0.92	264,534	0.79
Total interest-bearing deposits	1,024,163	0.54	985,860	0.47	931,119	0.39
FHLB advances	66,630	1.88	84,823	1.66	128,033	1.23
Total interest-bearing liabilities	$1,090,793	0.62%	$1,070,683	0.56%	$1,059,152	0.49%

Net interest spread (TE)		4.13%		4.20%		4.20%
Net interest margin (TE)		4.29%		4.35%		4.32%

Noninterest Income

Noninterest income for the third quarter of 2017 totaled $2.3 million, an increase of $129,000, or 6%, compared to the second quarter of 2017 and a decrease of $222,000, or 9%, compared to the third quarter of 2016. The increase in the third quarter of 2017 compared to the second quarter of 2017 resulted primarily from the absence of a $449,000 write down on a closed banking center in Vicksburg, Mississippi recorded during the second quarter of 2017 and lower recoveries on acquired assets (down $277,000). The decrease in noninterest income for the third quarter 2017 compared to the third quarter of 2016 was primarily the result of lower gains on the sale of mortgage loans (down $115,000) and other income (down $133,000).

Noninterest Expense

Noninterest expense for the third quarter of 2017 totaled $11.3 million, an increase of $290,000, or 3%, compared to the second quarter of 2017 and an increase of $698,000, or 7%, compared to the third quarter of 2016. Noninterest expense for the third quarter of 2017 includes $247,000 of merger expenses related to the acquisition of St. Martin Bancshares.

The increase in noninterest expense in the third quarter of 2017 compared to the second quarter of 2017 resulted primarily from higher compensation and benefits (up $169,000) and professional fees (up $225,000 due primarily from merger expenses), which were partially offset by lower data processing and communications expenses (down $146,000).

The increase in noninterest expense for the third quarter of 2017 compared to the third quarter of 2016 resulted primarily from higher compensation and benefits (up $339,000) and professional fees (up $162,000 due to merger expenses) and lower net expenses on foreclosed assets (up $402,000), which were partially offset by lower data processing and communications expenses (down $206,000).

Non-GAAP Reconciliation

	For the Three Months Ended
(dollars in thousands, except earnings per share data)	September 30, 2017	June 30, 2017	September 30, 2016
Reported noninterest expense	$11,341	$11,051	$10,643
Less: Merger-related expenses	247	-	-
Non-GAAP noninterest expense	$11,094	$11,051	$10,643

Reported noninterest income	$2,293	$2,164	$2,515
Less: (Loss) gain on closure or sale of banking center	-	(449)	-
Non-GAAP noninterest income	$2,293	$2,613	$2,515

Reported net income	$4,090	$4,486	$4,360
Less: (Loss) gain on closure or sale of banking center, net of tax	-	(292)	-
Add: Merger-related expenses, net tax	225	-	-
Non-GAAP net income	$4,315	$4,778	$4,360

Diluted EPS	$0.56	$0.62	$0.61
Less: (Loss) gain on closure or sale of banking center	-	(0.04)	-
Add: Merger-related expenses	0.03	-	-
Non-GAAP diluted EPS	$0.59	$0.66	$0.61

Reported net income	$4,090	$4,486	$4,360
Add: Amortization CDI, net tax	110	113	127
Non-GAAP tangible income	$4,200	$4,599	$4,487

Total Assets	$1,587,362	$1,574,181	$1,549,542
Less: Intangibles	12,234	12,403	12,956
Non-GAAP tangible assets	$1,575,128	$1,561,778	$1,536,586

Total shareholders' equity	$192,625	$188,939	$177,362
Less: Intangibles	12,234	12,403	12,956
Non-GAAP tangible shareholders' equity	$180,391	$176,536	$164,406

	For the Three Months Ended
(dollars in thousands, except earnings per share data)	September 30, 2017	June 30, 2017	September 30, 2016
Originated loans	$928,770	$905,908	$868,153
Acquired loans	298,623	312,855	365,217
Total loans	$1,227,393	$1,218,763	$1,233,370

Originated allowance for loan losses	$13,040	$12,727	$11,822
Acquired allowance for loan losses	384	283	371
Total allowance for loan losses	$13,424	$13,010	$12,193

Return on average assets	1.04%	1.15%	1.14%
Less: (Loss) gain on closure or sale of banking center(s), net of tax	-	(0.07)	-
Add: Merger-related expenses	0.06	-	-
Adjusted return on average assets	1.10%	1.22%	1.14%

Return on average equity	8.54%	9.56%	9.91%
Less: (Loss) gain on closure or sale of banking center(s), net of tax	-	(0.63)	-
Add: Merger-related expenses	0.47	-	-
Adjusted return on average equity	9.01	10.19	9.91
Add: Intangibles	0.86	1.34	1.13
Adjusted return on average tangible common equity	9.87%	11.53%	11.04%

Common equity ratio	12.13%	12.00%	11.45%
Less: Intangibles	0.68	0.70	0.75
Non-GAAP tangible common equity ratio	11.45%	11.30%	10.70%

Return on average equity	8.54%	9.56%	9.91%
Add: Intangibles	0.83	0.94	1.13
Non-GAAP return on tangible common equity	9.37%	10.50%	11.04%

Efficiency ratio	62.14%	61.19%	58.95%
Add: (Loss) gain on closure or sale of banking center(s), net of tax	-	(1.49)	-
Less: Merger-related expenses	1.35	-	-
Adjusted efficiency ratio	60.79%	59.70%	58.95%

Book value per share	$25.99	$25.53	$24.22
Less: Intangibles	1.65	1.68	1.77
Non-GAAP tangible book value per share	$24.34	$23.85	$22.45

This news release contains financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). The Company's management uses this non-GAAP financial information in its analysis of the Company's performance. In this news release, information is included which excludes acquired loans, intangible assets, impact of the (loss) gain on the closure or sale of banking centers and the impact of merger-related expenses. Management believes the presentation of this non-GAAP financial information provides useful information that is helpful to a full understanding of the Company's financial position and core operating results. This non-GAAP financial information should not be viewed as a substitute for financial information determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP financial information presented by other companies.

This news release contains certain forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors - many of which are beyond our control - could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Home Bancorp's Annual Report on Form 10-K for the year ended December 31, 2016, describes some of these factors, including risk elements in the loan portfolio, the level of the allowance for losses on loans, risks of our growth strategy, geographic concentration of our business, dependence on our management team, risks of market rates of interest and of regulation on our business and risks of competition. Forward-looking statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to Find It

Home Bancorp has filed a Registration Statement on Form S-4 with the SEC relating to the proposed Merger, which includes a prospectus for the issuance of shares of Home Bancorp's common stock in the Merger as well as the joint proxy statement of Home Bancorp and St. Martin Bancshares for the solicitation of proxies from their respective shareholders for use at the meetings at which the Merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF HOME BANCORP AND St. MARTIN BANCSHARES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY HOME BANCORP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Home Bancorp, may be obtained at the SEC's website at http://www.sec.gov, when they are filed by Home Bancorp. You will also be able to obtain these documents, when they are filed, free of charge, from Home Bancorp under the Investor Relations section of its website, www.home24bank.com. In addition, copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge by directing a request to Home Bancorp, Inc., Richard J. Bourgeois, Corporate Secretary, 503 Kaliste Saloom Road, Lafayette, Louisiana 70508, phone 337-237-1960, or by contacting Guy M. Labbe,' Chief Executive Officer, St. Martin Bancshares, Inc., 301 S. Main Street, Saint Martinville, Louisiana 70582, phone 337-394-7816.

Home Bancorp and St. Martin Bancshares and certain of their directors and executive officers may be deemed to be "participants" in the solicitation of proxies in connection with the proposed Merger. Information about the directors and officers of Home Bancorp is set forth in the proxy statement for Home Bancorp's 2017 annual meeting of shareholders, as filed with the SEC on March 24, 2017. Information concerning the directors and officers of St. Martin Bancshares, and other persons who may be deemed participants in the solicitation of proxies, will be set forth in the joint proxy statement/prospectus relating to the Merger, when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

HOME BANCORP, INC. AND SUBSIDIARY
CONDENSED STATEMENTS OF FINANCIAL CONDITION

	September 30,	September 30,	%	June 30,	December 31,
	2017	2016	Change	2017	2016
Assets
Cash and cash equivalents	$ 51,625,554	$ 23,953,080	116%	$ 51,702,408	$ 29,314,741
Interest-bearing deposits in banks	1,191,000	2,129,000	(44)	1,391,000	1,884,000
Investment securities available for sale, at fair value	202,196,322	170,992,673	18	197,376,270	183,729,857
Investment securities held to maturity	13,117,994	13,448,484	(3)	13,201,149	13,365,479
Mortgage loans held for sale	5,617,481	10,643,389	(47)	4,297,920	4,156,186
Loans, net of unearned income	1,227,393,063	1,233,369,734	-	1,218,762,771	1,227,833,309
Allowance for loan losses	(13,423,922)	(12,193,181)	10	(13,009,695)	(12,510,708)
Total loans, net of allowance for loan losses	1,213,969,141	1,221,176,553	(1)	1,205,753,076	1,215,322,601
Office properties and equipment, net	38,700,323	39,359,536	(2)	38,532,534	39,566,639
Cash surrender value of bank-owned life insurance	20,510,427	20,028,198	2	20,389,918	20,149,553
Accrued interest receivable and other assets	40,433,390	47,810,976	(15)	41,536,229	49,242,977
Total Assets	$ 1,587,361,632	$ 1,549,541,889	2	$ 1,574,180,504	$ 1,556,732,033

Liabilities
Deposits	$ 1,319,712,786	$ 1,220,830,228	8%	$ 1,309,237,497	$ 1,248,072,453
Federal Home Loan Bank advances	64,804,079	138,829,490	(53)	67,493,057	118,533,173
Accrued interest payable and other liabilities	10,219,841	12,520,553	(18)	8,511,085	10,283,383
Total Liabilities	1,394,736,706	1,372,180,271	2	1,385,241,639	1,376,889,009

Shareholders' Equity
Common stock	74,122	73,219	1%	74,015	73,502
Additional paid-in capital	81,376,252	78,853,758	3	80,765,704	79,425,604
Common stock acquired by benefit plans	(4,033,790)	(4,426,601)	(9)	(4,129,035)	(4,315,223)
Retained earnings	115,129,834	101,257,222	14	112,110,694	104,647,375
Accumulated other comprehensive income	78,508	1,604,020	(95)	117,487	11,766
Total Shareholders' Equity	192,624,926	177,361,618	9	188,938,865	179,843,024
Total Liabilities and Shareholders' Equity	$ 1,587,361,632	$ 1,549,541,889	2	$ 1,574,180,504	$ 1,556,732,033

HOME BANCORP, INC. AND SUBSIDIARY
CONDENSED STATEMENTS OF INCOME

	For The Three Months Ended			For the Nine Months Ended
	September 30,		%	September 30,		%
	2017	2016	Change	2017	2016	Change
Interest Income
Loans, including fees	$ 16,336,443	$ 15,889,132	3%	$ 48,747,075	$ 47,760,159	2%
Investment securities	1,134,622	889,206	28	3,278,136	2,806,125	17
Other investments and deposits	194,664	68,860	183	402,555	195,449	106
Total interest income	17,665,729	16,847,198	5	52,427,766	50,761,733	3

Interest Expense
Deposits	1,396,087	912,756	53%	3,538,017	2,763,761	28%
Federal Home Loan Bank advances	313,293	395,522	(21)	1,066,747	1,183,934	(10)
Total interest expense	1,709,380	1,308,278	31	4,604,764	3,947,695	17
Net interest income	15,956,349	15,538,920	3	47,823,002	46,814,038	2
Provision for loan losses	660,447	800,000	(17)	1,117,278	2,700,000	(59)
Net interest income after provision for loan losses	15,295,902	14,738,920	4	46,705,724	44,114,038	6

Noninterest Income
Service fees and charges	1,055,631	1,045,591	1%	2,982,992	3,083,858	(3)%
Bank card fees	717,894	658,799	9	2,168,015	1,936,305	12
Gain on sale of loans, net	303,120	418,276	(28)	918,731	1,205,815	(24)
Income from bank-owned life insurance	120,508	120,618	-	360,874	361,297	-
(Loss) gain on the closure or sale of assets, net	(42,835)	-	-	(147,323)	640,580	(123)
Other income	138,694	271,392	(49)	999,475	1,301,616	(23)
Total noninterest income	2,293,012	2,514,676	(9)	7,282,764	8,529,471	(15)

Noninterest Expense
Compensation and benefits	7,061,889	6,723,365	5%	20,729,750	20,845,310	(1)%
Occupancy	1,219,173	1,307,336	(7)	3,711,301	3,939,275	(6)
Marketing and advertising	287,340	193,483	49	801,743	649,498	23
Data processing and communication	927,563	1,133,136	(18)	3,076,073	3,824,169	(20)
Professional fees	406,431	244,278	66	819,319	797,829	3
Forms, printing and supplies	119,380	137,336	(13)	409,823	487,794	(16)
Franchise and shares tax	193,323	219,773	(12)	587,106	659,318	(11)
Regulatory fees	317,052	319,482	(1)	952,327	971,197	(2)
Foreclosed assets, net	(70,323)	(472,274)	85	(230,194)	(46,472)	(395)
Other expenses	878,726	836,706	5	2,564,896	2,711,401	(5)
Total noninterest expense	11,340,554	10,642,621	7	33,422,144	34,839,319	(4)
Income before income tax expense	6,248,360	6,610,975	(6)	20,566,344	17,804,190	16
Income tax expense	2,158,307	2,250,866	(4)	6,984,794	6,077,908	15
Net income	$ 4,090,053	$ 4,360,109	(6)	$ 13,581,550	$ 11,726,282	16

Earnings per share - basic	$ 0.58	$ 0.63	(8)%	$ 1.95	$ 1.72	13%
Earnings per share - diluted	$ 0.56	$ 0.61	(8)	$ 1.88	$ 1.65	14

Cash dividends declared per common share	$ 0.14	$ 0.12	17%	$ 0.41	$ 0.32	28%

HOME BANCORP, INC. AND SUBSIDIARY
SUMMARY FINANCIAL INFORMATION

	For The Three Months Ended			For The Three
	September 30,		%	Months Ended	%
	2017	2016	Change	June 30, 2017	Change
(dollars in thousands except per share data)
EARNINGS DATA
Total interest income	$ 17,666	$ 16,847	5%	$ 17,399	2%
Total interest expense	1,709	1,308	31	1,501	14
Net interest income	15,957	15,539	3	15,898	-
Provision for loan losses	660	800	(18)	150	340
Total noninterest income	2,293	2,515	(9)	2,164	6
Total noninterest expense	11,341	10,643	7	11,051	3
Income tax expense	2,159	2,251	(4)	2,375	(9)
Net income	$ 4,090	$ 4,360	(6)	$ 4,486	(9)

AVERAGE BALANCE SHEET DATA
Total assets	$ 1,573,668	$ 1,533,164	3%	$ 1,562,410	1%
Total interest-earning assets	1,473,743	1,426,206	3	1,460,644	1
Total loans	1,215,985	1,226,547	(1)	1,222,325	(1)
Total interest-bearing deposits	1,024,163	931,119	10	985,861	4
Total interest-bearing liabilities	1,090,794	1,059,152	3	1,070,683	2
Total deposits	1,308,388	1,222,232	7	1,284,445	2
Total shareholders' equity	191,608	175,980	9	187,631	2

SELECTED RATIOS (1)
Return on average assets	1.04%	1.14%	(9)%	1.15%	(10)%
Return on average equity	8.54	9.91	(14)	9.56	(11)
Common equity ratio	12.13	11.45	6	12.00	1
Efficiency ratio (2)	62.14	58.95	5	61.19	2
Average equity to average assets	12.18	11.48	6	12.01	1
Tier 1 leverage capital ratio(3)	10.66	9.73	10	10.45	2
Total risk-based capital ratio(3)	15.21	13.55	12	14.98	2
Net interest margin (4)	4.29	4.32	(1)	4.35	(1)

SELECTED NON-GAAP RATIOS (1)
Tangible common equity ratio(5)	11.45%	10.70%	7%	11.30%	1%
Return on average tangible common equity(6)	9.37	11.04	(15)	10.50	(11)
Adjusted return on average assets (7)	1.10	1.14	(4)	1.22	(10)
Adjusted return on average equity (7)	9.01	9.91	(9)	10.19	(12)
Adjusted efficiency ratio (7)	60.79	58.95	3	59.70	2
Adjusted return on average tangible common equity (7)	9.87	11.04	(11)	11.53	(14)

PER SHARE DATA
Earnings per share - basic	$ 0.58	$ 0.63	(8)	$ 0.64	(9)%
Earnings per share - diluted	0.56	0.61	(8)	0.62	(10)
Adjusted earnings per share - diluted (8)	0.59	0.61	(3)	0.66	(11)
Book value at period end	25.99	24.22	7	25.53	2
Tangible book value at period end	24.34	22.45	8	23.85	2
Shares outstanding at period end	7,412,234	7,321,837	1%	7,401,396	-
Weighted average shares outstanding
Basic	7,006,513	6,871,727	2%	6,972,395	-%
Diluted	7,281,164	7,123,727	2	7,234,259	1

(1)	With the exception of end-of-period ratios, all ratios are based on average monthly balances during the respective periods.

(2)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(3)	Estimated capital ratios are end of period ratios for the Bank only.

(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets. Taxable equivalent yields are calculated using a marginal tax rate of 35%.

(5)

Tangible common equity ratio is common shareholders' equity less intangible assets divided by total assets less intangible assets. See "Non-GAAP Reconciliation" on pages 5 and 6 for additional information.

(6)

Return on average tangible common equity is net income plus amortization of core deposit intangible, net of taxes divided by average common shareholders' equity less average intangible assets. See "Non-GAAP Reconciliation" on pages 5 and 6 for additional information.

(7)

Adjusted ratios eliminates merger-related expenses and the (loss) or gain on sale or closure of banking centers in the calculation. See "Non-GAAP Reconciliation" on pages 5 and 6 for additional information.

(8)

Adjusted diluted EPS eliminates merger-related expenses and the (loss) or gain on sale or closure of banking centers in the calculation. See "Non-GAAP Reconciliation" on pages 5 and 6 for additional information.

HOME BANCORP, INC. AND SUBSIDIARY
SUMMARY CREDIT QUALITY INFORMATION

	September 30, 2017			June 30, 2017			September 30, 2016
	Acquired	Originated	Total	Acquired	Originated	Total	Acquired	Originated	Total
(dollars in thousands)
CREDIT QUALITY(1)
Nonaccrual loans (2)	$ 1,220	$ 16,481	$ 17,701	$ 1,618	$ 14,286	$ 15,904	$ 1,457	$ 17,155	$ 18,612
Accruing loans past due 90 days and over	-	-	-	-	-	-	-	-	-
Total nonperforming loans	1,220	16,481	17,701	1,618	14,286	15,904	1,457	17,155	18,612
Foreclosed assets	367	87	454	500	87	587	2,139	412	2,551
Total nonperforming assets	1,587	16,568	18,155	2,118	14,373	16,491	3,596	17,567	21,163
Performing troubled debt restructurings	2,928	999	3,927	3,063	1,084	4,147	522	927	1,449
Total nonperforming assets and troubled
debt restructurings	$ 4,515	$ 17,567	$ 22,082	$ 5,181	$ 15,457	$ 20,638	$ 4,118	$ 18,494	$ 22,612

Nonperforming assets to total assets			1.14%			1.05%			1.37%
Nonperforming loans to total assets			1.12			1.01			1.20
Nonperforming loans to total loans			1.44			1.30			1.51
Allowance for loan losses to nonperforming assets			73.94			78.89			57.62
Allowance for loan losses to nonperforming loans			75.84			81.80			65.51
Allowance for loan losses to total loans			1.09			1.07			0.99

Year-to-date loan charge-offs			$ 430			$ 91			$ 249
Year-to-date loan recoveries			226			133			195
Year-to-date net loan charge-offs			$ 204			$ (42)			$ 54
Annualized YTD net loan charge-offs to average loans			0.02%			-%			-%

(1)

Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due. Purchased credit impaired loans accounted for in pools with an accretable yield are considered to be performing and are excluded from nonperforming loans. Nonperforming assets consist of nonperforming loans and repossessed assets.  It is our policy to cease accruing interest on loans 90 days or more past due. Repossessed assets consist of assets acquired through foreclosure or acceptance of title in-lieu of foreclosure.

(2)

Nonaccrual loans include originated restructured loans placed on nonaccrual totaling $8.9 million, $9.5 million and $6.3 million at September 30, 2017, June 30, 2017 and September 30, 2016, respectively. Acquired restructured loans placed on nonaccrual totaled $457,000, $457,000 and $383,000 at September 30, 2017, June 30, 2017 and September 30, 2016, respectively.

CONTACT: John W. Bordelon, President and CEO, (337) 237-1960